EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2012

Table of Contents

INTRODUCTION	- 2 -
THIRD QUARTER 2012 HIGHLIGHTS	- 2 -
OTHER SIGNIFICANT ITEMS	- 3 -
OVERVIEW	- 4 -
SUMMARIZED FINANCIAL RESULTS	- 8 -
FINANCIAL POSITION AND LIQUIDITY	- 17 -
FAIR VALUE OF FINANCIAL INSTRUMENTS	- 24 -
OUTSTANDING SHARE DATA	- 25 -
OFF BALANCE SHEET ARRANGEMENTS	- 25 -
RELATED PARTY TRANSACTIONS	- 25 -
SUBSEQUENT EVENTS	- 26-
ALTERNATIVE PERFORMANCE MEASURES	- 27 -
SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES	- 29 -
CONTROLS AND PRRISK FACTORSRISK FACTORSRISK FACTORSRISK FACTORSOCEDURES	- 29 -
ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2013	- 30 -
RISK FACTORS	- 31-
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	- 31 -
CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES	- 32 -

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) provides information management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Mercator Minerals Ltd. (“Mercator”, “the Company”, “us”, “we” or “our”) and its subsidiaries. The MD&A of the Company’s financial position and results of operations should be read in conjunction with Mercator’s unaudited condensed consolidated interim financial statements and the related notes thereto for the three and nine months ended September 30, 2012 and September 30, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all currency amounts are in United States dollars, all tabular amounts are in millions, and tons are short tons.

This MD&A has been prepared as of November 13, 2012. A copy of this MD&A will be provided to anyone who requests it from the Company.

This MD&A contains “forward-looking information” within the meaning of Canadian Securities legislation and “forward-looking statements” statements within the meaning of the United States Private Securities Litigation Reform Act of 199, that are subject to risk factors set out under the caption “Cautionary Note Regarding Forward-Looking Information” below. The reader is cautioned not to place undue reliance on forward-looking statements.

Throughout the MD&A, reference is made to copper equivalents and cash costs and adjusted net income or adjusted net loss. Copper equivalent is calculated using a molybdenum/copper ratio of 4.53, which is based on the Company’s estimates for metal prices, including copper hedges. Cash costs and adjusted net income (loss) are considered non-IFRS alternative performance measures that are defined on page 27 of this MD&A.

THIRD QUARTER 2012 HIGHLIGHTS

●
Record copper equivalent production of 22.2 million pounds, comprised of 10.7 million pounds of copper in concentrates and cathode, 2.5 million pounds of molybdenum in concentrates and 154,000 ounces of silver.

●	Record metal recoveries were achieved, with copper and molybdenum recoveries for the quarter of 84.5% and 82.4%, respectively, which is 6% and 10% higher, respectively than design.

●	Throughput averaged 42,042 tons per day (“tpd”), lower than expected due to 16 days of unscheduled partial downtime associated with power availability.

●
Total cash costs, which is calculated on a co-product basis and allocates total cash costs on the percentage of sales revenues by each product, were $2.67 per pound of copper produced and $9.49 per pound of molybdenum produced.

●
Revenues in the third quarter 2012, as compared to the same quarter of 2011, were impacted by lower molybdenum prices realized and lower copper sales volumes, due primarily to a buildup of 2.3 million pounds of copper at the port that was shipped the first week of October, all of which were partially offset by higher copper prices realized and higher molybdenum sales volumes.

●	Cash flow from stand-alone Mineral Park operations, after the cost of hedging, was $2.5 million in the third quarter of 2012.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

	September 30,
Three Month Overview	2012	2011
Gross sales revenue ($ millions)	58.5	64.0

Copper in concentrate produced (pounds millions)	9.8	9.4
Total cash cost per pound of copper in concentrate produced ($)	2.74	2.49

Cathode copper produced (pounds millions)	0.9	1.1
Total cash cost per pound of cathode copper produced ($)	1.69	1.36

Total copper produced (pounds millions)	10.7	10.5
Total cash cost per pound of copper produced ($)	2.67	2.37

Molybdenum in concentrate produced (pounds millions)	2.5	2.0
Total cash cost per pound of molybdenum in concentrate produced ($)	9.49	10.99

Copper sold (pounds millions)	8.2	10.4
Molybdenum sold (pounds millions)	2.6	1.9

Net income (loss) for the period ($ millions)	(15.1)	106.8
Income (loss) per common share (basic) ($)	(0.06)	0.43

Cash flow from (used) operating activities ($ millions)	(3.6)	23.2
Cash, restricted cash & short-term deposits ($ millions)	11.3	36.7

OTHER SIGNIFICANT ITEMS

On October 23, 2012, the Company and the lenders for the Mineral Park Inc. (“MPI”) credit facility ("Credit Facility") amended and restructured the Credit Facility and, in conjunction with the restructuring, the Company issued to a syndicate of underwriters, on a bought deal private placement basis (the “Offering”), 55,775,000 common shares of Mercator (including the 15% over-allotment option) at a price of $0.52 per common share for gross proceeds of approximately CDN$29.0 million.

Amended Credit Facility

Highlights of the amendment to the Credit Facility include:

●	Principal payment holiday for two quarters, until June 30, 2013;

●	Consolidation of the existing loans into a single $91.7 million term loan;

●	Extending the scheduled payments for one year until March 31, 2017 and restructuring the amortization schedule so repayments are weighted to the second half of the loan life;

●	No incremental copper or molybdenum hedging required;

●
Until the date that MPI has repaid $30.0 million of prepayments by way of either the cash sweep or voluntary prepayments, (i) an increase in the cash sweep from 25% to 50%; and (ii) a parent guarantee for all obligations of MPI to the lenders subject to certain carve-outs for any indebtedness, liens, asset disposals as they relate to El Pilar and/or the Pre-Construction Facility (“PCF”);

●	Establishment of: (i) a debt service reserve account with a minimum cash balance equal to the next six months debt service; and (ii) a $3.0 million maintenance reserve account.

●	A condition precedent to closing required the Company to raise not less than $20.0 million to be used to reduce MPI’s working capital deficit.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

The commitment to restructure the Credit Facility follows an updated review by the lenders' independent engineers, SRK Consulting (US) Inc.

Private Placement Financing

The Offering was conducted through a syndicate of underwriters who were issued, on a bought deal basis, a private placement of 55,775,000 common shares (including a 15% over-allotment option) at a price of $0.52 per share for gross proceeds of approximately CDN$29.0 million, or CDN$27.2 million net of costs.

The Company plans to use the net proceeds of the Offering to reduce MPI's working capital deficit and for general corporate purposes.

Other Arrangements

To further address the Company’s working position and create enhanced financial flexibility, the Company announced on September 28, 2012 it has entered a term sheet with RMB to arrange up to $30.0 million in a corporate facility to repay the Company’s CDN$25.0 million PCF which is due January 2013 and, on October 22, 2012, announced a non-binding letter of intent with Silver Wheaton to amend the silver purchase agreement. The Company is arranging necessary approvals and executing definitive binding documentation and certain security arrangements with both the RMB and Silver Wheaton. The Company expects to be complete before year-end 2012.

Updated El Pilar Feasibility Study Technical Report

On October 19, 2012, the Company filed on SEDAR a National Instrument 43-101 (“NI 43-101”) compliant report titled “NI43-101F1 Technical Report Feasibility Study, El Pilar Project, Sonora, Mexico” (the “2012 Study”). The 2012 Study is an update to the Feasibility Study completed November 2011, which supports enhancements to the potential development of a robust, large-scale, low-cost copper mine at El Pilar. The highlights of the 2012 Study, which is based on an average life-of-mine copper price of $2.82 per pound, include:

●	Net present value (“NPV”), after tax, discounted at 8% is $416.0 million;

●	Internal rate of return (“IRR”), after tax, is 36.6%;

●	Payback period, after tax, is 1.8 years;

●	Life-of-mine average annual production is 79.3 million pounds, with the first five years averaging 85.4 million pounds per year;

●	Average life-of-mine total cash costs of $1.34 per pound, with the first five years averaging $1.22 per pound;

●	Mine life of 13 years;

●	Total copper production of 998.3 million pounds of copper cathode.

OVERVIEW

The Company is a natural resource company engaged in the mining, development, and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park Mine (“Mineral Park”), a producing copper and molybdenum mine located near Kingman, Arizona; USA, its 100% owned El Pilar (“El Pilar”) copper development project located in northern Mexico in the state of Sonora; and its 100% owned El Creston (“El Creston”) molybdenum and copper exploration and development project located in northern Mexico, also in the state of Sonora.

The Company acquired 100% of the shares of MPI, which owns Mineral Park, from Equatorial Mining North America, Inc. in 2003. El Pilar was acquired in December 2008, through the acquisition of Stingray Copper Inc. El Creston was acquired in June 2011, through the acquisition of Creston Moly Corp.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Mineral Properties

Unless otherwise indicated, Mercator has prepared the technical information ("Technical Information") in this MD&A based on information contained in the technical reports and news releases, material change reports, quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator, Stingray Copper Inc., and Creston Moly Corp. company profiles on SEDAR at www.sedar.com. Some of the information in this MD&A has been updated for events occurring subsequent to the date of the technical reports. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents, which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator's Vice-President Mineral Park., a Qualified Person as defined by NI 43-101 supervised the preparation of and verified and approved the technical information contained in this MD&A in respect of Mineral Park. Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration & Evaluations, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of El Pilar contained in this MD&A. Dave Visagie, P. Geo, the Company’s Exploration Manager, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of El Creston contained in this MD&A.

Mineral Park

For the quarter ended September 30, 2012, Mineral Park produced record copper equivalent production of 22.2 million pounds, which was 10% and 4% higher than the first and second quarters, respectively and consisted of 10.7 million pounds of copper and 2.5 million pounds of molybdenum. Ore throughput at the mill averaged 42,042 tpd during the three months ended September 30, 2012, compared to 36,151 tpd during the third quarter of 2011. Mill throughput in the third quarter of 2012 was less than planned and impacted by 16 days of unscheduled partial downtime associated with temporary power constraints which reduced mill availability. In August 2012, a scheduled warranty inspection of the gas turbine in the on-site power plant revealed some damaged components in the turbine. A leased turbine unit was installed and has been operating while the original unit is undergoing repairs. The unexpected change-out resulted in approximately 68% less power being available to the mill for seven days during the quarter. The balance of the power supply disruption related to turbine downtime for follow-up inspection of the leased turbine and seasonal weather disruption at both the utility provider and the mine site.

Metal recoveries in the mill for the three months ended September 30, 2012 were a record 84.5% and 82.4%, respectively for copper and molybdenum and compares positively to second quarter 2012 recoveries of 80.5% and 79.1%, and mill design rates of 80% and 75%, respectively, for copper and molybdenum. The Company believes that these improved recovery rates are sustainable and are due to a number of factors, including: improved flotation practices, reagents, and ore mineralogy.

Mineral Park invested $0.4 million and $5.2 million in for property, plant, and equipment for the three and nine months ended September 30, 2012 on various projects, including a turbine-to-power grid interconnect facility, water treatment facilities, and light vehicles.

Fourth Quarter 2012 Mineral Park Outlook

The Company expects to produce approximately 22.8 million copper equivalent pounds of copper in the fourth quarter of 2012. This forecast consists of 10.4 million pounds of copper (9.5 million pounds copper in concentrate, 0.9 million pounds of cathode copper) and 2.8 million pounds of molybdenum in concentrate.

- 5

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

El Pilar

On October 19, 2012, the Company filed an updated El Pilar Project 2012 Feasibility Study Update (“Study”), a Canadian Securities Administrators NI 43-101 compliant technical report for the El Pilar project on SEDAR (www.sedar.com). The 2012 Study is an update to the Feasibility Study completed November 2011 ("2011 Study"), which further enhances the potential development of a robust, large-scale, low-cost copper mine at the El Pilar project ("El Pilar"), located in the mining friendly jurisdiction of the northern Mexican state of Sonora.

El Pilar is designed to be an open pit operation using conventional drilling, blasting, and loading utilizing diesel hydraulic shovels, followed by truck haulage. Run-of-mine (“ROM”) material would be mined and stacked on a leach pad. Copper cathode would be produced from the oxide copper ore by acid leaching and solvent extraction electro-winning (“SX/EW”) processing to produce an average of 79.3 million pounds of copper in cathodes per year for the life of the mine. The El Pilar Study, which uses a life-of-mine average copper price assumption of $2.82 per pound, indicates a net present value (“NPV”) (discount rate of 8%) of $416.0 million and an IRR, after tax, of 36.6%.

The 2012 Study highlights various opportunities to further increase the value of the Project, as additional metallurgical tests show that using three meter lift heights may provide greater copper extraction over a 360 day leach cycle as compared to the 180 day leach cycle used in the Base Case. This is due to continued copper extraction over time in the multi-lift heap configuration. If realized, this opportunity could result in:

●	An increase of 14% over the Base Case in total copper recovered, to 1,142 billion pounds;

●	An increase of 13% over the Base Case in the average life of mine recoveries to 64.9%;

●	A 36% increase in after-tax NPV8% to $565.6 million;

●	A 18% increase in the IRR from 36.6% to 43.3%; and

●	A payback of 1.7 years as compared to 1.8 years in the Base Case.

For readers to fully understand the information in this MD&A, they should read the 2012 Study in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this MD&A. The 2012 Study is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the 2012 Study is subject to the assumptions and qualifications contained therein.

Currently, El Pilar is well advanced towards becoming construction ready. All permits are in place to commence construction, detailed engineering work is approximately 30% complete, and all long-lead item contracts have been tendered.

For the three and nine months ended September 30, 2012, $0.4 million and $4.8 million, respectively, were invested at El Pilar, primarily for the acquisition of change in soil use permits and engineering design work.  The Company anticipates spending $1.3 million in the last quarter of 2012 directly related to El Pilar, primarily for transmission line access and land payments.

The Company has deferred the construction of El Pilar until financial market conditions improve, which is expected to allow the Company to obtain a value accretive financing package. Once construction has begun, the Company anticipates a relatively short construction time line of 15 months before initial cathode copper production and an additional six months to complete the construction of the sulphuric acid plant. The Company’s ability to progress El Pilar towards a construction decision and eventually into production is dependent on its ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

El Creston

The summary of technical information below is derived from the technical report titled “Preliminary Economic Assessment El Creston Project Opedepe, Sonora, Mexico” (the “PEA Report”) a NI 43-101 compliant technical report, filed by the Company’s wholly owned subsidiary Creston, on December 16, 2010 (see “Mineral Properties” above to understand the limitations on this summary). El Creston is an advanced development-stage molybdenum and copper project located in Sonora, Mexico. Based on a PEA Report, El Creston would generate an average annual production of approximately 23.9 million pounds of molybdenum in concentrate and approximately 16.0 million pounds of copper in concentrate over a 13 year mine life. The PEA Report, which used price assumptions of $15.00 per pound of molybdenum and $2.60 per pound of copper, also indicated that the El Creston project could generate a NPV (discount rate of 8%) of $562.0 million and an internal rate of return (“IRR”), after tax, of 22.3%. For readers to fully understand these project highlights, they should be read in conjunction with the PEA Report, which is intended to be read as a whole and should not be read or relied upon out of context and is subject to the assumptions and qualifications contained in the PEA Report.

In 2012, the Company plans to complete ongoing environmental studies and a limited program of geological mapping and sampling over selected areas to determine whether additional zones of molybdenum mineralization occur on El Creston. The ability to progress El Creston towards a construction decision and eventually into production is dependent on the Company’s ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.

In November 2011 and February 2012, the Company’s wholly owned subsidiary, Exploraciones Global SA de CV (“Exploraciones”), the Mexican entity that holds the rights to the Company’s El Creston property, was served in connection with two lawsuits filed in Mexican Agrarian Court by certain members of the Ejido (village) that previously owned the surface land in question. These lawsuits seek to nullify the surface ownership right transfers of two parcels of land, Parcels 38 and 39, which transfers were originally negotiated by Exploraciones and the Ejido in 2007, and legally and finally effectuated and registered in March of 2011. The suits claim that the Notices of Intent to sell the surface land ownership rights to Exploraciones were not properly given. These Notices of Intent implement a right of first refusal process that is required under Mexican law to allow certain parties (to whom the Agrarian Law affords such right of first refusal) an opportunity to purchase the parcels for the same price and on the same terms being offered by the intended purchaser.

Hearings on the Parcel 39 lawsuit were held from December 2011 onwards with the trial of the Parcel 38 litigation commencing in the second quarter of 2012. The Company believes that the Notices of Intent were accurately and properly executed, and that the complaints have no merit and that it will prevail in this litigation. The outcome of these matters is indeterminable. Any settlement resulting from resolution of these matters will be reported in the period of settlement.

The Agrarian Court rendered its decision on the Parcel 38 and 39 litigation between the Ejido and the Company’s subsidiary Exploraciones Global (“Exploraciones”), notifying Exploraciones thru their legal counsel late in the evening on November 13, 2012 of the decision, which decision the Company, Exploraciones and their legal counsel have not had the opportunity to fully review and evaluate. In the decision, the Court found that the original purchase and sale date occurred in October 2007 when Exploraciones paid to the Ejido the purchase price of $2.0 million pesos. The Court determined that at that time, the subject property was still common use land owned by the Ejido, and as such any sale to a third party was not permitted by applicable Mexican law. The effect of this decision by the Agrarian Court is to render the purchase and sale null and void, and renders all successive transactions, including the March 2011 formalization and registration of the title to the properties to Exploraciones under Mexican law, also null and void.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

The Company and Exploraciones disagree with this ruling and will challenge this decision through an Amparo to a higher federal court, within the applicable timeline. Exploraciones will vigorously defend its rights under the purchase and sale agreement.  The outcome of these matters is indeterminable. Any settlement resulting from resolution of these matters will be reported in the period of settlement.

SUMMARIZED FINANCIAL RESULTS

The Company believes, in the long term and with the strength in the prices of commodities that it produces, that the outlook for its operations at Mineral Park will continue to improve and that the El Pilar and El Creston projects will remain very attractive growth assets. There can be no assurance, however, that copper and molybdenum prices and demand will remain strong. Material decreases in copper and molybdenum prices and/or demand may have a material adverse effect on the Company’s operating results and financial condition for any copper volumes exceeding the copper forward sales and all of its molybdenum production.

For the three months ended September 30, 2012, the Company reported consolidated net loss of $15.1 million, or $0.06 per share (basic), compared to consolidated net income of $106.8 million, or $0.43 per share (basic), for the three months ended September 30, 2011. Consolidated earnings from operations were $1.9 million for the three months ended September 30, 2012 (2011 - $6.3 million). As at September 30, 2012, the Company had an accumulated deficit of $138.0 million (December 31, 2011- $133.3 million) and working capital deficiency of $63.8 million (December 31, 2011 - working capital deficiency of $116.3 million).

For the nine months ended September 30, 2012, the Company reported consolidated net loss of $13.5 million, or $0.05 per share (basic), compared to consolidated net income of $124.2 million, or $0.57 per share (basic), for the nine months ended September 30, 2011. Consolidated earnings from operations were $14.1 million for the nine months ended September 30, 2012 (2011 - $33.3 million). Our consolidated net income was significantly impacted by the factors discussed in the paragraphs below.

Net income (loss) for the three and nine months ended September 30, 2012, were impacted by the following non-cash items:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2012	2011	2012	2011
Net income (loss)	$(15.1)	$106.8	$(13.5)	$124.6
Add/Subtract:
Unrealized loss (gain) on derivative instruments	14.5	(89.5)	13.6	(90.2)
Unrealized loss (gain) on share purchase warrants	0.5	(20.3)	(6.5)	(34.6)
Future income tax benefit	(4.2)	-	(1.7)	-
Stock based compensation expense	0.6	1.2	2.4	4.2
Executive severance	-	2.6	-	2.6
Adjusted net income (loss)	$(3.7)	$0.8	$(5.7)	$6.6

Adjusted net income (loss) is alternative performance measures. Please see “Alternative Performance Measures” section on page 27 of this MD&A.

The following tables present our unaudited selected quarterly results of operations for each of the last eight quarters. This data has been derived from our unaudited condensed consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments (consisting solely of normal recurring adjustments) for the fair presentation of such information. Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2011 and 2010.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Three Months Ended	2012			2011				2010
(in millions, except per pound and share amounts)	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
Revenues $	58.5	61.3	65.2	70.7	64.0	72.4	55.9	56.4

Copper sold (pounds) (1)	8.2	8.1	7.9	10.8	10.4	10.2	8.8	9.6
Molybdenum in concentrate sold (pounds) (2)	2.6	2.5	2.3	2.3	1.9	1.6	1.0	1.6

Average realized copper price $/pound (3)	3.65	3.43	4.06	3.66	3.32	4.32	4.44	3.09
Average realized molybdenum price $/pound (3)	10.71	12.97	14.14	12.87	14.56	16.93	15.65	16.71
Average COMEX copper price $/pound (3)	3.52	3.55	3.78	3.41	4.07	4.16	4.38	3.92
Average molybdenum spot price $/pound (3)	11.76	13.73	14.24	13.33	14.54	16.56	17.32	15.65

Operating profit $	1.9	1.8	10.4	9.3	6.3	17.8	9.2	12.2
Unrealized gain (loss) on derivative instruments $	(14.5)	28.0	(27.2)	(18.3)	89.5	8.2	(7.5)	(62.5)
Unrealized gain (loss) on stock purchase warrants $	(0.5)	6	1.0	1.1	20.3	8.5	5.8	(23.3)

Net income (loss) $	(15.1)	22.1	(20.5)	(32.9)	106.8	24.0	(6.2)	(80.0)

Net income (loss) per share $	(0.06)	0.09	(0.08)	(0.13)	0.43	0.12	(0.03)	(0.41)

Cash flow from operating activities $	(3.6)	2.4	2.5	1.7	23.2	21.6	8.6	11.7
Cash and cash equivalents (including restricted cash) $	11.3	21.4	33.4	42.9	36.7	37.4	33.3	46.2
Total assets $	588.1	590.0	605.3	612.9	603.3	599.1	426.6	422.6

(1)
The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods M+1 or M+4 (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt).  Current destinations include China through the port of Guaymas, Mexico and to Hayden, Arizona.  The Company is responsible for freight, insurance, smelting, documentation fees and refining costs.  Current off-take agreements with metal brokers include 20,000 wmt per year in years 2012-2013 and 70,000 dry metric tonnes (dmt) in 2012-2017.

(2)
The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are freight-on-board (“FOB”) mine site. Current off-take agreement is an evergreen contract (with 12 months mutual notification of termination) for 100% of molybdenum production, with terms and conditions reviewed on an annual basis.

(3)	These are alternative performance measures. Please see “Alternative Performance Measures” section on page 27 of this MD&A.

The Company’s revenues are a direct function of copper and molybdenum pounds sold, COMEX copper spot prices and molybdenum spot prices. Revenues were trending higher through 2011 due to increase in both copper and molybdenum pounds sold with revenues decreasing in 2012 due to a decrease in copper pounds sold and a slight decrease in COMEX copper spot prices and larger decreases in molybdenum spot prices. Revenues and operating profits were the highest in the second quarter of 2011 due a combination of high (10.2 million pounds) copper sold, and increasing (1.6 million pounds) molybdenum sold, higher COMEX price of $4.16 per pound of copper, and molybdenum spot price of $16.56 per pound of molybdenum. Operating profits were the lowest in the second and third quarters of 2012, primarily due to lower realized molybdenum and copper prices, copper pounds sold, and slightly higher mining and processing costs. Quarterly operating cash flows have decreased in the last three quarters, primarily due to lower revenues, as discussed above, combined with a slight increase in operating costs at Mineral Park.

The upward trend of molybdenum pounds sold over the last eight quarters is directly related to the expansion of Phase 2 at Mineral Park and the related increase in production. Copper pounds sold in the first three quarters of 2012 have decreased from the 2011 levels of copper pounds sold due to a decrease in copper production primarily related to a decrease in copper grades.

Unrealized gains and losses on derivative instruments are primarily related to the copper forward contracts and the unrealized gain or loss each quarter is directly related to the change in the copper forward prices for each quarter. For the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

last eight quarters, the net income or loss for the Company is directly related to whether there is an unrealized gain or loss on derivative instruments.

RESULT OF OPERATIONS

	Three Months Ended September 30,				Nine Months Ended September 30,
Average Price (price per pound)	2012	2011	Change		2012	2011	Change
Copper COMEX	$3.52	$4.07	(14%	)	$3.62	$4.20	(14%	)
Realized Copper (excluding forward sales)	3.65	3.32	10%		3.71	4.00	(7%	)
Molybdenum Spot	11.76	14.54	(19%	)	13.24	16.14	(18%	)
Molybdenum Realized	10.71	14.56	(26%	)	12.54	15.65	(20%	)

The average realized price for copper during the three months ended September 30, 2012, was $3.65 per pound, compared to $3.32 per pound for the corresponding period of 2011. The average COMEX spot price for copper was $3.52 per pound in the three months ended September 30, 2012 as compared to $4.07 per pound in the three months ended September 30, 2011. The average realized sales price for molybdenum was $10.71 per pound in the three months ended September 30, 2012 as compared to $14.56 per pound for the three months ended September 30, 2011. The average spot price for molybdenum was $11.76 per pound in the three months ended September 30, 2012 as compared to $14.54 per pound in the three months ended September 30, 2011. The primary difference between the Company’s average realized sales prices to the average spot price for copper and molybdenum is due to the timing of the Company’s sales of these products.

The average realized price for copper during the nine months ended September 30, 2012, was $3.71 per pound, compared to $4.00 per pound for 2011. The average COMEX spot price for copper was $3.62 per pound in the nine months ended September 30, 2012 as compared to $4.20 per pound in the nine months ended September 30, 2011. The average realized sales price for molybdenum was $12.54 per pound in the nine months ended September 30, 2012 as compared to $15.65 per pound for the nine months ended September 30, 2011. The average spot price for molybdenum was $13.24 per pound in the nine months ended September 30, 2012 as compared to $16.14 per pound in the nine months ended September 30, 2011.

The Company’s copper production that exceeds the amount of copper forward sales is exposed to the fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales). The Company’s cathode copper sales are recognized at the NYMEX monthly average price less shipping.

The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods one month forward (“M+1”), three month forward (“M+3”), or four months forward (“M+4”) (at the buyer’s declaration) with assemblage of agreed upon lot sizes, of approximately 5,000 wet metric tons (wmt). Current destinations include China through the port of Guaymas, Mexico and smelters in Arizona. The Company is responsible for freight, insurance, smelting, documentation fees, and refining costs.

Current concentrate off-take agreements with one broker include 20,000 wmt per year in years 2012-2013 and 70,000 dry metric tons (dmt) in 2012 – 2017. The Company also has an agreement with a broker on spot sales for 100% of Mineral Park’s cathode production.

The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of sale to the buyer. Concentrate sales are FOB the mine site. The current off-take agreement is an evergreen contract (with 12 months mutual notification of termination) with one broker for 100% of molybdenum production, with terms and conditions renewed on an annual basis. For molybdenum concentrate sales during the first 15 days of each month the quotational period will be M+1. For all cargo readiness notices issued for the balance of each month the quotational period will be M+2. The Company records the unsettled copper and molybdenum concentrate sales at the end of the period at the estimated price of the forward quotational period.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Revenues generated by the Company from metals sales and other items during the three months ended September 30, 2012 totaled $58.5 million (2011 - $64.0 million) on the Company’s shipped production of 7.4 million pounds of copper in concentrates (2011 - 9.3 million pounds), 2.6 million pounds of molybdenum (2011 - 1.9 million pounds), 0.1 million ounces of silver (2011 - 0.1 million ounces) and 0.8 million pounds of cathode copper (2011 – 1.1 million pounds).

Revenues generated by the Company from metals sales and other items during the nine months ended September 30, 2012 totaled $185.1 million (2011 - $192.3 million) on the Company’s shipped production of 21.7 million pounds of copper in concentrates (27.1 million pounds for the nine months ended September 30, 2011), 7.3 million pounds of molybdenum (4.5 million pounds for the nine months ended September 30, 2011) 0.4 million ounces of silver (2011 - 0.4 million ounces) and 2.6 million pounds of cathode copper (2011 – 2.3 million pounds).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenue (in millions)	$58.5	$64.0	$185.1	$192.3
Copper in concentrate sold (pounds)	7.4	9.3	21.7	27.1
Copper in cathode sold (pounds)	0.8	1.1	2.6	2.3
Molybdenum in concentrate sold (pounds)	2.6	1.9	7.3	4.5
Silver in concentrates sold (thousand ounces)	103.0	151.0	358.0	434.0

Operating Revenue

Consolidated revenues generated during the three months ended September 30, 2012 were $58.5 million, a decrease of $5.5 million, or 9% from revenues of $64.0 million for the three months ended September 30, 2011. The decrease in revenues is primarily attributable to the lower molybdenum prices and lower copper pounds sold during the three months ended September 30, 2012 as compared to the corresponding period of 2011.

Consolidated revenues decreased by $5.5 million in the three months ended September 30, 2012, compared to three months ended September 30, 2011, due to a $4.6 million decrease in copper revenue and a $0.6 million decrease in molybdenum revenue. The decrease in copper revenue is primarily due to a decrease in copper pounds sold of 2.2 million pounds partially offset by an increase of $0.33 realized price per pound of copper sold. The decrease in copper pounds sold was primarily due to 2.3 million pounds of copper in concentrate included in inventory that was in storage at the port of Guaymas awaiting shipment as at September 30, 2012. These pounds were subsequently shipped and sold in the first week of October 2012. The increase of $0.33 per pound of copper realized price was primarily due to an increase in the COMEX spot price at September 30, 2012 of $3.77 per pound compared to the COMEX spot price at September 30, 2011 of $3.15 per pound resulting in a positive mark-to-market adjustment on unsettled pounds at September 30, 2012 compared to a negative mark-to-market adjustment on unsettled pounds at September 30, 2011.

Molybdenum revenue decreased by $0.6 million for the three months ended September 30, 2012 due to a $3.85 per pound decrease in average realized price when compared to the three months ended September 30, 2011 mostly offset by a 0.7 million increases in molybdenum pounds sold. Molybdenum sales volume increased primarily due to increased molybdenum production of 0.6 million pounds as a result of increased mill throughput and comparable molybdenum ore grades. The average realized molybdenum price decreased primarily due to a decrease in the molybdenum spot price from $14.54 per pounds to $11.76 per pound for the three months ended September 30, 2011 and 2012.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Consolidated revenues generated during the nine months ended September 30, 2012 were $185.1 million, a decrease of $7.2 million, or 4% from revenues of $192.3 million for the nine months ended September 30, 2011.

Consolidated revenues decreased by $7.2 million in the nine months ended September 30, 2012 compared to the corresponding period of 2011 due to a $27.4 million decrease in copper revenue offset by a $20.9 million increase in molybdenum revenue. The decrease in copper revenue is primarily due to a decrease in copper pounds sold of 5.1 million pounds combined with a decrease of $0.29 realized price per pounds of copper sold. The decrease in copper pounds sold was primarily due to 1.1 million pounds of lower copper production than the comparable 2011 period and an increase of 3.5 million pounds of copper in concentrate inventory balance as at September 30, 2012. Of this inventory, 2.3 million pounds were in storage at the port of Guaymas awaiting shipments as at September 30, 2012. These 2.3 million pounds were subsequently shipped and sold in the first week of October 2012.

Molybdenum revenue increased by $20.9 million for the nine months ended September 30, 2012 due to an increase in sales volume of 2.8 million pounds of molybdenum offset by a decrease in average realized price of $3.11 per pound when compared to the nine month period ended September 30, 2011. The average molybdenum realized prices decreased in the nine month comparable periods primarily due to a decrease in the average moly spot price from $16.14 per pound to $13.24 per pound for the nine months ended September 30, 2012 and 2011. Molybdenum sales volume increased due to increased molybdenum production of 2.7 million pounds due to increased mill throughput, recoveries, and comparable molybdenum ore grades.

	Three Months Ended September 30,		Nine Months Ended September 30,
Revenue (in millions)	2012	2011	2012	2011
Copper	$30.0	$34.6	$90.1	$117.5
Molybdenum	27.5	28.1	92.1	71.2
Silver	1.0	1.2	2.9	3.3
Other	–	0.1	–	0.3
	$58.5	$64.0	$185.1	$192.3

The realized price for copper sold in the table below excludes the effects of the copper forward sales contracts. A total of 6.1 million and 21.7 million pounds, respectively, of copper forward sales pounds were delivered in the three and nine months ended September 30, 2012 at an average contract price of $3.05 per pound. As a result of the forward sales contract price being less than the realized sales price, the Company incurred a $2.8 million and $12.7 million realized loss on the copper forward sales contracts for the three and nine months ended September 30, 2012 compared to $8.2 million and $27.7 million, respectively, realized loss for the three and nine months ended September 30, 2011. The realized loss on the copper forward sales contracts are recorded in the Realized oss on Derivative Liabilities within the Statement of Comprehensive Income.

Copper Revenue Analysis	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except realized price)	2012	2011	2012	2011
Copper pounds sold	8.2	10.4	24.3	29.
Realized price per pound sold (excluding forward sales)	3.65	3.32	3.71	4.00
Copper revenue	$30.0	34.6	$90.1	117.5

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

The Company has 6.0 million pounds of copper forward sales for the remaining three months of 2012 at an average price of $3.05 per pound. The Company’s copper production that exceeds the amount of copper forward sales is exposed to fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales).

Molybdenum Revenue Analysis	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except realized price)	2012	2011	2012	2011
Molybdenum pounds sold	2.6	1.9	7.3	4.5
Realized price per pound sold	$10.71	$14.56	$12.541	$15.65
Molybdenum revenue	$27.5	$28.1	$92.1	$71.2

Operating Expense

Mineral Park achieved an average throughput of 42,042 tpd and achieved record copper and molybdenum recoveries of 84.5% for copper and 82.4% for molybdenum in the three months ended September 30, 2012. Key operating statistics for Mineral Park are presented below:

Production	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011
- Copper in concentrate (000s lbs.)	9,801	8,681	9,004	10,106	9,343
- Copper cathode (000s lbs.)	912	812	866	1,186	1,117
- Molybdenum in concentrate (000s lbs.)	2,537	2,633	2,268	2,287	1,977
- Silver in concentrate (oz.)	153,899	155,184	211,431	204,041	178,164
Mining
Waste (tons)	1,541,266	1,431,722	2,633,204	1,738,970	1,290,948
- Ore (tons)	3,948,357	4,202,290	4,219,888	3,827,136	2,960,740
- Leach (tons)	860,009	580,230	817,416	1,124,797	1,447,456
- Total material mined (tons)	7,029,015	7,322,825	7,670,509	6,690,903	5,699,143
Milling
- Tons processed	3,867,884	4,244,076	4,428,622	4,072,242	3,325,922
- Tons processed per day	42,042	46,638	48,666	44,264	36,151
- Copper grade (%)	0.15	0.13	0.14	0.16	0.18
- Molybdenum grade (%)	0.040	0.039	0.036	0.039	0.039
- Silver grade (opt)	0.06	0.090	0.140	0.112	0.097
Recoveries
- Copper (%)	84.5	80.5	72.6	80.1	77.2
- Molybdenum (%)	82.4	79.1	70.9	71.6	76.6
- Silver (%)	63.3	39.0	33.3	44.6	55.0
Copper Concentrate
- Dry tons produced	22,481	20,412	25,295	26,574	24,806
- Copper grade (%)	21.8	21.3	17.8	19.0	18.8
- Silver grade (opt)	6.85	7.60	8.36	7.68	7.18
Molybdenum Concentrate
- Dry pounds produced	5,235,763	5,322,338	4,671,071	4,855,567	4,061,087
- Molybdenum grade (%)	48,4	49.5	48.5	47.1	48.7
On site Operating Costs (1) ($/t milled)	$11.28	$9.98	$9.19	$9.62	$11.38
Pounds of copper produced (000s lbs.)	10,713	9,493	9,869	11,292	10,460
Total cash cost per pound (1) produced
-Copper in concentrate	$2.74	$2.42	$2.39	$2.33	$2.49
-Cathode copper	$1.69	$1.61	$1.44	$1.05	$1.36
-Total copper	$2.67	$2.35	$2.31	$2.23	$2.37
-Molybdenum in concentrate	$9.49	$10.79	$11.75	$10.43	$10.99

(1)
The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a co-product production basis. Site cash costs (including site administration) are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally. This is a non-IFRS performance measure and is furnished to provide additional information.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Mining and processing costs decreased by $0.3 million and increased $15.0 million, respectively, during the three and nine months ended September 30, 2012, as compared to the corresponding periods of 2011. The increases for the comparable nine month period are due to increased milling and mining costs associated with increased milling rates of over 100% and an increased mining rate of 33%, along with an increase in depreciation expense related mainly to the mill expansion.

	Three Months Ended September 30,		Nine Months Ended September 30,
Cost of Sales (in millions)	2012	2011	2012	2011
Mining and processing	$43.8	$44.1	$133.3	$118.3
Freight, smelting & refining	10.1	9.0	28.4	25.7

Included in mining and processing costs for the three and nine months ended September 30, 2012 and 2011, is a reclassification of Mineral Park administration costs which were previously classified as administration expense. These costs are directly related to Mineral Park operations and are included in Mineral Park’s cash cost per pound of production. The Company believes that it is appropriate to include these costs in mining and processing.

The reclassification from administration expense to mining and processing costs for the three and nine months ended September 30, 2012 and 2011, is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Reclassification (in millions)	2012	2011	2012	2011
Mineral Park Adjustment	$4.3	$5.0	$12.4	$10.9

Freight, smelting and refining charges increased by $1.1 million and $2.7 million, respectively, during the three and nine months ended September 30, 2012, as compared to the three and nine months ended September 30, 2011.  The increases are due to higher downstream costs for molybdenum due to an increase in volume of molybdenum concentrate shipping in the nine months ended September 30, 2012 as compared to the volume of molybdenum concentrate shipped in the nine months ended September 30, 2011, and increased freight due to the location of copper concentrate shipments partially offset by lower copper smelting and refining charges costs due to the lower production of copper concentrate.

	Three Months Ended September 30,		Nine Months Ended September 30,
Other Operating Expense (in millions)	2012	2011	2012	2011
Administration	$2.5	$2.7	$8.6	$11.2
Exploration expenditures	0.2	1.9	0.7	3.7

Administration expenses decreased by $0.2 million and $2.6 million, respectively, during the three and nine months ended September 30, 2012, as compared to the three and nine months ended September 30, 2011. Administrative expense for the three months ended September 30, 2012 was comparable to the corresponding period in 2011. The $2.6 million decrease in administration expense for the nine months ended September 30, 2012 as compared to the corresponding period in 2011 is primarily due to executive separation agreements related to the Creston Moly acquisition, incurred in the second quarter of 2011. See discussion above in mining and processing costs for reclassification of Mineral Park administrative costs.

For the period ending September 30, 2012, exploration expenditures decreased by $1.7 million and $3.0 million, respectively, during the three and nine months, as compared to the three and nine months ended September 30, 2011. For the three months ended September 30, 2012, exploration expenses were limited to securing permits for the El Creston project. On November 9, 2011, the Company filed the El Pilar Project Feasibility Study Update (a NI 43-101 compliant technical report). This feasibility study provided positive economics which resulted in the subsequent El Pilar costs incurred to be classified as development and recorded to mineral properties. Prior to

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

November 9, 2011, the company classified El Pilar costs incurred as exploration expense. El Pilar is now in the development stage and did not incur any exploration expenses in the three and nine months ended September 30, 2012.

Amortization and depreciation of mineral properties, plant, and equipment for the three months ended September 30, 2012 was $5.1 million (September 30, 2011 - $3.0 million), of which $5.1 million (September 30, 2011 - $3.0 million) of the amortization and depreciation is included in the mining and processing expenses. Amortization and depreciation of mineral properties, plant, and equipment increased by $1.5 million for the period ending September 30, 2012 as compared to the three months ended September 30, 2011. This increase is primarily due to the commencement of depreciation on the Phase 2 expansion of Mineral Park and related gas turbine that were placed in service during the end of the third quarter of 2011.

Amortization and depreciation of mineral properties, plant, and equipment for the nine months ended September 30, 2012 was $15.3 million (September 30, 2011 - $9.6 million), of which $15.3 million (September 30, 2011 - $9.6 million) of the amortization and depreciation is included in the mining and processing expenses. Amortization and depreciation of mineral properties, plant, and equipment increased by $5.7 million for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This increase is primarily due to the commencement of depreciation on the Phase 2 expansion of Mineral Park and related gas turbine that were placed in service during the third quarter of 2011.

Stock based compensation expense for the three and nine months ended September 30, 2012 were $0.6 million and $2.4 million, respectively, compared to $1.1 million and $4.2 million for the three and nine months ended September 30, 2011, respectively, which is included in administration expense. Stock based compensation expense is lower in the three and nine months ended September 30, 2012 compared to the same periods of 2011 primarily due to higher stock options granted in 2011 for the Creston acquisition.

	Three Months Ended September 30,		Nine Months Ended September 30,
Other Income (Expenses) (in millions)	2012	2011	2012	2011
Finance expense	$(2.4)	$(2.8)	$(7.6)	$.0	(7.4)
Realized loss on derivative instruments	(3.0)	(8.4)	(13.5)		(28.5)
Unrealized gain (loss) on derivative instruments	(14.5)	89.5	(13.6)		90.2
Unrealized gain (loss) on share purchase warrants	(0.5)	20.3	6.5		34.6
Other income	–	–	0.2		–
Foreign exchange income / (loss)	(0.8)	2.0	(1.1)		1.9

Finance expense decreased by $0.4 million and increased $0.2 million, respectively,  for the three and nine months ended September 30, 2012 compared to the three and nine months ended September 30, 2011. The increase in finance expense for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 is primarily due the PCF entered into on June 22, 2011.

Realized loss on derivative instruments for copper futures and interest rate swaps was $3.0 million and $13.5 million, respectively, for the three and nine months ended September 30, 2012. This compares to the realized losses on derivative instruments for copper futures and interest rate swaps of $8.4 million and $28.5 million for the three and nine months ended September 30, 2011. Realized losses on derivative instruments were lower in 2012 than 2011 due to the average spot price of copper being lower in the three and nine months ended September 30, 2012 than the average spot price of copper in the corresponding period of 2011. While the Company believes the fundamentals of copper in the future are positive, the Company has structured a copper price and interest rate risk management program in support of the Mineral Park financing.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Both of these arrangements were entered into as part of the credit facility in April 2010 and are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
Realized loss (in millions)	2012	2011	2012	2011
Copper futures	$2.8	$8.2	$12.7	$27.7
Interest swaps	0.2	0.2	0.8	0.8
	$3.0	$8.4	$13.5	$28.5

Unrealized loss on derivative instruments was $14.5 million and $13.6 million, respectively, for the three and nine months ended September 30, 2012 compared to unrealized gain of $89.5 million and $90.2 million gain for the three and nine months ended September 30, 2011. The 2012 and 2011 unrealized gains and losses on derivative instruments relate to the decrease in estimated fair value of derivative liabilities for mark to market on the copper forward contracts and the interest rate swap arrangement. As of September 30, 2012, the derivative instruments are valued at an average of $2.94 per pound for copper, while the COMEX spot price of copper was $3.77 per pound at September 30, 2012 and $3.15 per pound at September 30, 2011. The estimated fair values of derivative liabilities were $53.6 million and $40.0 million as at September 30, 2012 and December 31, 2011, respectively.

The Company recorded unrealized losses on share purchase warrants of $0.5 million and unrealized gains on share purchase warrants of $6.5 million, respectively, for the three and nine months ended September 30, 2012 compared to unrealized gains on share purchase warrants of $20.3 million and $34.6 million, respectively, for the three and nine months ended September 30, 2011. This represents a slight increase in fair value for the liability related to share purchase warrants for the three ended ending September 30, 2012 and a decrease in the fair value of the liability related to the share purchase warrants for the nine months ended September 30, 2012 and comparable three and nine months ended September 30, 2011.

For the three months ended September 30, 2012, the Company recorded foreign currency exchange loss of $0.8 million compared to foreign currency exchange gains of $2.0 million for the three months ended September 30, 2011. For the nine months ended September 30, 2012, the Company incurred foreign currency exchange losses of $1.1 million compared to foreign currency exchange gain of $1.9 million for the nine months ended September 30, 2011.

While the functional currency of the Company is the United States dollar, the Company has monetary assets and liabilities denominated in the Canadian dollars and Mexican pesos.

Transactions denominated in foreign currencies have been translated into US dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the period-end exchange rate. Foreign currency differences are recognized in comprehensive income (loss) in the same period in which they arise.

Income Taxes

The Company recorded net income tax benefits of $4.1 million and $1.3 million, respectively, for the three and nine months ended September 30, 2012.  The 2012 tax benefit is primarily due to pre-tax U.S. book losses of $20.1 million and $3.7 million, respectively.

The effective tax rate for the current period differs from the statutory Canadian tax rate of 25%.  The difference is mainly due to valuation allowances on net operating losses in certain jurisdictions, the tax rate differences in the foreign jurisdictions and permanent differences that are not subject to tax.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

FINANCIAL POSITION AND LIQUIDITY

The Company’s activities have been financed through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and cash flow from operations at Mineral Park.

During 2011, the Company completed the construction of the Phase 2 mill expansion at Mineral Park and declared commercial production at the end of the third quarter in 2011. The Company has reported operating income of $1.9 million and $14.1 million, respectively, for the three and nine months ending September 30, 2012 compared to operating income of $6.3 million and $33.3 million, respectively, for corresponding periods of 2011.

The Company reported negative cash flow from operations of $3.6 million and a positive $1.4 million, respectively, for the three and nine months ended September 30, 2012 compared to a positive $23.2 million and $53.5 million, respectively, for the corresponding periods of 2011.

As at September 30, 2012, the Company had $11.3 million in cash, cash equivalents and restricted cash, and a working capital deficiency of $63.8 million. This compares to $36.7 million in cash, cash equivalents and restricted cash, and working capital deficiency of $18.0 million as at September 30, 2011 and $42.9 million in cash, cash equivalents, restricted cash, and working capital deficiency of $116.3 million as at December 31, 2011.

The Company expects metal production will continue to increase at Mineral Park as the Company has a better understanding of the ore body at Mineral Park, while also achieving operating efficiencies. Recoveries at the concentrator continue to improve and are now at above design rates. The expected incremental increase in metal production is expected to be sold at market rates (not subject to forward sales). Based on these factors, the Company expects its operating income, cash flow from operations, and working capital balances to improve during the remainder of 2012 and 2013 at current prices.

On October 23, 2012, the Company completed two financing activities. The effects of these financing activities on working capital as at October 23, 2012 is to defer two quarterly Credit Facility principal payments of $4.8 million each, from current portion of long term debt to long term debt, and to increase cash by CDN$27.2 million, from the Offering. The Company also announced indicative term sheets to re-finance the PCF facility for a period of three years and a silver delivery deferral amendment with Silver Wheaton to defer silver deliveries of up to 50% for a period of one year. See Subsequent Events on page 26.

In finalizing the December 31, 2011 annual consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities, Project Financing, and Equipment Loans as at December 31, 2011. As a result, the working capital deficiency at December 31, 2011 included the otherwise non-current portions of these debt arrangements that were required to be classified within current liabilities as at December 31, 2011. Subsequent to year end, the Company obtained waivers from the lending institutions under its Credit Facilities and Project Financing and as of September 30, 2012, was not in breach of these debt arrangements. As at September 30, 2012 the scheduled payments of greater than one year, including $72.6 million (Credit Facility), $14.6 million (Project Financing), and $1.4 million (Equipment Loans), have been classified as long-term liabilities. The PCF of $25.3 million has a maturity date of January 3, 2013 and has been classified within current liabilities as at September 30, 2012.

The working capital deficiency at December 31, 2011 also included certain overdue accounts payable (generally outstanding more than 30 days) totaling $20.8 million. At September 30, 2012, the overdue accounts payable totaled $21.1 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Thus far during 2012, the Company has not achieved expected metal production levels at the Mineral Park and has not been able to reduce the overdue accounts payable as rapidly as originally anticipated. Given current metal prices, increased levels of production, and anticipated lower operating costs, and along with the financing activities (see Subsequent Events on page 26) the Company expects to become current with all vendors by the fourth quarter of 2012. The Company has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

respect to the overdue amounts. There can be no assurances the Company will be able to meet its planned operating results, metal prices decline further, or that the Company’s vendors will not demand repayment of the overdue amounts.

The Company expects, with the October 23, 2012 Credit Facility amendment and proceeds from the equity issuance and improved operations over the next 12 months, that it will fund operating expenses, becoming current with all vendors, meeting our capital expenditure program, and the Company expects cash flow from operations will be sufficient to fund all of the Company’s debt servicing obligations over this period.

Included in the working capital deficiencies are $18.0 million and $11.4 million for current derivative liabilities as at September 30, 2012 and December 31, 2011, respectively. Also included in the September 30, 2012 working capital deficiency is the current portion of estimated long-term debt payments of $44.4 million. This includes $25.3 million for the PCF and $19.0 million for the credit facility. See Subsequent Events on page 26 for details on the amendment to the credit facilities and a term sheet to re-finance the PCF.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2012	2011	2012	2011
Cash provided by (used in)
Cash from operations before working capital changes	$2.1	$(0.3)	$10.7	$11.5
Working capital changes	(5.7)	23.5	(9.3)	42.0
Net cash from operations	(3.6)	23.2	1.4	53.5

Financing activites	(0.9)	(4.3)	(13.1)	10.1
Investing activities	(0.8)	(19.3)	(10.0)	(80.5)
Decrease in cash and cash equivalents	$(5.3)	$(0.4)	$(21.7)	$(16.9)

Cash Flow from Operations

Cash flow from operations for the three months ended September 30, 2012 was a negative $3.6 million compared to a positive $23.2 million for the three months ended September 30, 2011. Included in cash flow from operations was an increase in non-cash working capital balances of $5.7 million compared to a decrease in non-cash working capital balances of $23.5 million, respectively, for the three months ended September 30, 2012 and September 30, 2011, respectively.

This variance in non-cash working capital balances is primarily due to an $8.8 million increase in accounts receivable and $5.2 increase in inventories for the three months ended September 30, 2012 compared to a $13.5 million decrease in accounts receivable and $1.1 million decrease in inventories for the three months ended September 30, 2011. The changes in accounts receivable are primarily due to timing of cash receipts and the increase in September 30, 2012 inventory is primarily due to the 2.3 million pounds of copper in concentrate in storage at the port of Guaymas awaiting shipment as of September 30, 2012.

Cash flow from operations for the nine months ended September 30, 2012 was $1.4 million compared to $53.5 million for the nine months ended September 30, 2011. Included in cash flow from operations was an increase in non-cash working capital balances of $9.3 million compared to a decrease in non-cash working capital balances of $42.0 million for the nine months ended September 30, 2012 and September 30, 2011, respectively. This variance is primarily due to a $3.6 million increase in accounts payable and accrued liabilities compared to an increase of $28.5 million in accounts payable and accrued liabilities for the nine months ended September 30, 2012 and September 30, 2011, respectively. During the nine months ended September 30, 2011, the Company was constructing Phase 2 mill expansion at Mineral Park thus contributing to the $28.5 million increase of current accounts payables in 2011. Additional factors contributing to the nine months ended September 30, 2012 and 2011 non-cash working capital

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

variance is the increase in accounts receivable and inventories of combined $14.0 million in 2012 compared to a reduction of combined accounts receivable and inventory of $13.5 million in 2011.

Financing Activities

Uses of cash in financing activities for the three months ended September 30, 2012 totaled $0.9 million compared to a $4.3 million uses of cash in financing activities for the three months ended September 30, 2011. During the three months ended September 30, 2012, the Company made scheduled principal payments totaling $4.8 million for the Credit Facility. In addition, the Company made principal payments of $0.7 million for the Project Financing and $0.4 million for the Equipment Loans. These payments were partially offset by a $5.0 million reduction in restricted cash. For restricted cash requirements, please see discussion below in “Credit Facilities” section and Subsequent Events- Amended Credit Facility on page 26).

During the three months ended September 30, 2011, the Company made scheduled Credit Facility principal payments of $5.0 million, $0.8 million for the Project Financing, and $0.9 million of Equipment Loan payments. These payments were partially offset by $1.8 million of proceeds from share purchase warrants exercised.

Use of cash for financing activities for the nine months ended September 30, 2012 totaled $13.1 million compared to a $10.1 million source of cash in financing activities for the nine months ended September 30, 2011. During the nine months ended September 30, 2012, the Company made principal payments totaling $19.3 million for the Credit facility; this included $14.3 million of scheduled payments and $5.0 million of cash sweep payments. In addition, the Company made principal payments of $2.2 million for the Project Financing and $1.6 million for the Equipment Loans; these payments were partially offset by a $10.0 million reduction in restricted cash. For restricted cash requirements, please see discussion below in “Credit Facilities” section and Subsequent Events- Amended Credit Facility on page 26.

During the nine months ended September 30, 2011, the Company received proceeds of $25.6 million for the issuance of the PCF, and Company proceeds of $5.8 million share warrants and stock options exercised, which were partially offset by scheduled credit facility principal payments of $14.6 million and a $5.0 million increase in restricted cash requirements. Please see discussion below in “Credit Facilities” section.

Credit Facilities

On April 26, 2010, the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide Credit Facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  The Company is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

The non-revolving Credit Facility is comprised of a $100.0 million term loan.  Repayments on the non-revolving credit facility are made via quarterly principal repayments of approximately $4.8 million, commencing March 31, 2011, with a final maturity date that was March 31, 2016, until amended;  see Subsequent Events - Amended Credit Facility on page 26 for additional amendment to the Credit Facility executed on October 23, 2012.

The revolving facility was comprised of a $30.0 million loan with a maturity date that was April 26, 2014. The full amount was payable at maturity. The maturity date was subject to an annual extension option at the Lenders’ discretion. As of September 30, 2012 and December 31, 2011, the full amount of the revolving Credit Facility had been drawn; see Subsequent Events - Amended Credit Facility on page 26 for additional amendment to the Credit Facility executed on October 23, 2012.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time, interest was set at LIBOR plus 4.5% per annum. The interest rate as of September 30, 2012 was based on the 1-month LIBOR rate and was approximately 4.72%.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

The Company incurred lender’s fees of $6.4 million in connection with these Credit Facilities; this amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities.

The Credit Facilities are collateralized by principal operating assets of the Company held in MPI and are guaranteed by the Company’s subsidiary, Mercator Mineral Park Holdings Ltd, which directly owns all of the shares of MPI.

As at September 30, 2012, the Credit Agreement also contains provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities. The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision was limited to prepayment aggregating of $30.0 million, and has subsequently been amended to $40.0 million. See Subsequent Events - Amended Credit Facility on page 26 for additional amendment to the Credit Facility executed on October 23, 2012,

The Credit Facilities contain covenants, including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions, among others. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves. In finalizing the consolidated financial statements, as at December 31, 2011, the Company determined that it was in breach of the Credit Facility covenants related to new indebtedness, and investments breach and the loan life coverage ratio. During 2011, the subsidiary of the Company that holds the Credit Facilities provided an intercompany loan and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments that were in breach of certain covenants. The required minimum loan life coverage ratio is 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches at December 31, 2011, the Company was required to classify the total amount of the Credit Facilities as a current liability as at December 31, 2011 despite subsequent waivers.

The Company subsequently obtained the waivers from the lending institutions under its Credit Facilities as at March 31, 2012 and was no longer in breach of this debt arrangement as at March 31, 2012 and September 30, 2012. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio. As at September 30, 2012, $72.6 million of payments scheduled greater than one year have been classified as long-term liabilities.

As at September 30, 2012, the Company was required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 29, 2011 and $15.0 million thereafter until the Credit Facilities are repaid. On May 22, 2012, the Company obtained a waiver to decrease the minimum cash balance requirement to $10.0 million until September 30, 2012. As condition precedent to the May 22, 2012 waiver, the Company made the deferred December 31, 2011 quarterly cash sweep payment of $4.7 million and the March 31, 2012 quarterly cash sweep payment of $0.3 million. On September 28, 2012, the Company obtained another waiver to decrease the minimum cash balance requirement to $5.0 million at all times until November 14, 2012, $10.0 million at all times from November 15, 2012 until December 31, 2012 and $15.0 million at all times thereafter.  Included in the September 28, 2012 amendment is a waiver of the debt service coverage ratio and adjustments to the loan life coverage ratio.  See Subsequent Events on page 26 for additional amendment to the Credit Facility executed on October 23, 2012.

The minimum principal payments due, as at September 30, 2012, for each of the four succeeding years were estimated as follows, but see Subsequent Events - Amended Credit Facility on page 26 for additional amendment to the Credit Facility executed on October 23, 2012:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Year	Description	Amount
2012	Principal	$ 4,762
2013	Principal	19,048
2014	Principal	49,048
2015	Principal	18,828
		$ 91,686

In connection with the closing of the Credit Facilities, the Company entered into forward sales of copper totaling 146.9 million pounds of copper over a six year term of the non-revolver portion of the Credit Facilities, at an average net price to the Company of $3.01 per pound ($2.94 per pound on remaining notional quantities as of September 30, 2012), net of all costs. The quantities forward sold and the net weighted average prices to be received outstanding at September 30, 2012 are set out as follows:

Year	Annual average price	Copper (pounds)
2012	$ 3.05	5,952,474
2013	2.98	24,630,015
2014	2.93	2,272,522
2015	2.89	20,688,154
2016	2.88	3,836,039
Total	$ 2.94	77,831,905

The copper forward contracts had outstanding notional amounts of 77.8 million pounds of copper as at September 30, 2012 (December 31, 2011 – 99.6 million pounds). At September 30, 2012, the Company has recorded a derivative liability of $52.5 million related to these copper forward contracts, of which $17.4 million relates to derivative contracts maturing in less than one year, and $35.1 million relates to derivative contracts with a maturity date greater than one year. The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates, and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

During the nine months ended September 30, 2012, the Company recorded a realized loss of $12.7 million (nine months ended September 30, 2011 – $27.7 million) on the copper forward contracts that were closed out and settled for cash.

The interest rate swaps had outstanding notional amounts of $33.3 million as at September 30, 2012 (December 31, 2011 - $40.5 million).  The notional amount decreases over the period as payments are made.  At September 30, 2012, the Company had recorded a liability with a fair value of $1.1 million related to these interest rate swaps, of which $0.6 million relates to derivative contracts maturing in less than one year, and $0.5 million relates to derivative contracts with a maturity date greater than one year. In the estimation of fair value of interest rate swaps, management used the following assumptions: risk free rate of 0.83%, credit risk adjustment rate of 7.17%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to prevailing market conditions and the Company’s own credit risk, actual rates can differ from management estimates.

During the nine months ended September 30, 2012, the Company recorded a realized loss of $0.8 million (nine months ended September 30, 2011 – $0.8 million) on the interest rate swaps that were closed out and settled for cash.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Project financing

On October 21, 2010, a subsidiary of the Company entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”) to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Phase 2 mill expansion at Mineral Park the (“Project Financing”). The maximum amount available under the Loan Agreement was $20.8 million. The Company incurred transaction costs of $0.6 million in connection with Project Financing. This amount was capitalized and is being amortized to interest expense using the effective interest method.

The maximum amount under the Loan Agreement of $20.8 million was drawn at January 24, 2011. Principal repayments of $0.25 million are required to be made monthly in eighty-four installments commencing on the earlier of the delivery of the electrical power to the mill or on June 15, 2011. Interest on this facility is based on 1-month LIBOR plus 3% per annum. Principal repayments began on June 15, 2011.

The Project Financing is collateralized by the gas turbine generator and related assets. The Company also pledged the common shares of its subsidiary that holds the power generating assets. The Loan Agreement contains covenants, including restrictions on new indebtedness, new liens, and disposition of assets.

During 2011, a subsidiary of the Company provided intercompany loans to another subsidiary of the Company, which holds the Project Financing. In finalizing the December 31, 2011 consolidated financial statements, the Company determined that these intercompany loans were a breach of certain covenants under the Project Financing related to allowable indebtedness as at December 31, 2011. Due to the breach of covenants, as at December 31, 2011, the Company was required to classify all amounts due under the loan agreements as current liabilities. The Company has subsequently obtained waivers from the lending institution under its Projecting Financing and is no longer in breach of this covenant. As at September 30, 2012, $13.9 million of payments scheduled greater than one year have been classified as long-term liabilities.

Investing Activities

The Company invested $0.8 million and $10.0 million in mineral property, plant and equipment for the three and nine months ended September 30, 2012. For the nine months ended September 30, 2012, $5.2 million was invested at the Mineral Park for various projects including a turbine to power grid interconnect facility, water treatment facilities, and light vehicles. An additional $4.8 million was invested at El Pilar, primarily for the acquisition of change in soil use permits and engineering design work at the El Pilar project.

Contingent Liabilities

As at September 30, 2012 and December 31, 2011, CDN$2.6 million is included in the Company’s Restricted Cash and accounts payable and accrued liabilities. On May 14, 2010, the British Columbia Court of Appeals unanimously reversed the decision of the lower court and granted Creston leave to appeal the decision in the Supreme Court of British Columbia. On May 6, 2011, Creston’s appeal of the arbitrator’s award was dismissed with costs and Creston appealed the decision to the British Columbia Court of Appeals.

On August 7, 2012, the British Columbia Court of Appeal rendered its decision in connection with the finder’s fee dispute associated with the Company’s acquisition of the El Creston molybdenum property in Mexico, and ruled unanimously, that the Company’s appeal of the decision of the Supreme Court of British Columbia was allowed and that the finder's fee was declared to have been paid. The Company requested that the CDN$2.6 million that was paid into escrow and recorded on the Company’s balance sheet in restricted cash be returned to the Company.   The Finder filed for leave to appeal the decision to the Supreme Court of Canada during the third quarter.  Subsequent to the end of the period, the Company filed their response with the Supreme Court of Canada, which has not yet released its decision.

During the third quarter of 2012, an annual maintenance inspection was performed on the natural gas turbine installed at Mineral Park. During the course of the inspection, damage to the turbine was noted due to an installation

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

issue that had not been discovered during earlier inspections. This resulted in the turbine being removed from the mine site for repairs and replaced with a leased turbine from the turbine manufacturer. At September 30, 2012, the Company has accrued $0.5 million in costs related to the lease of the replacement turbine. It had not incurred any repair costs related to the damaged turbine.

Subsequent to September 30, 2012, the Company has received an estimate of the cost to repair the damage for $3.2 million.  The Company lodged an insurance claim for damages with the insurance underwriter in early November. No determination has been made in relation to the claim. The Company believes that the repairs, damages and lease rental costs are fully covered by the insurance policy subject to a deductible of $0.5 million.

Commitments
Table of Commitments (in millions)	Total	2012	2013-2014	2015-2016	Thereafter
Non-revolving credit facility	$61.7	$4.8	$38.1	$18.8	$–
Accounts payable and accrued liabilities	53.1	48.3	4.8	–	–
Derivative liabilities (a)	53.6	4.2	33.6	15.8	–
Revolving credit facility	30.0	–	30.0	–	–
El Pilar pre-construction credit facility	25.3	–	25.3	–	–
Provision for site restoration and closure (b)	17.5	–	–	–	17.5
Project financing for gas turbine	16.9	0.8	6.0	6.0	4.1
Equipment loans (c)	2.5	0.4	2.0	0.1	–
Total	$260.6	$58.5	$139.8	$40.7	$21.6

a)	Derivative liabilities include the fair value for the forward contracts for copper of $52.5 million and the fair value of interest rate swaps of $1.1 million.

b)	Total undiscounted costs after including the effects of inflation expected to be incurred during the years 2034 - 2043.

c)
Equipment loans repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.65% to 7.44% maturing at various dates ranging from December 2012 to January 2016. All term loans are collateralized by certain mining equipment purchased under respective Equipment Loans.

Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to Mineral Park was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park site. On September 6, 2012, the Federal Bureau of Land Management (BLM) agreed to a lower estimate for reclamation which decreased the net present value of the site reclamation and closure liability by $0.9 million, with a corresponding decrease to the related asset.

At September 30, 2012, the present value of future site closure and restoration obligations was determined using an expected inflation rate of 4% (2010 – 4%) and a discount rate of 2.82% (December 31, 2011 – 2.9%).  The change in discount rate at September 30, 2012 to 2.82% resulted in an increase in the net present value of the site reclamation and closure liability of $0.2 million, with a corresponding increase in the related asset.  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $7.4 million will be payable in 23 to 48 years (2011 – 23 to 48 years).  As at September 30, 2012, the net present value of the discounted cash flows required to settle the obligation was $10.3 million (December 31, 2011 - $10.8 million).

The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Deferred Revenue

During March 2008, and subsequently amended, the Company entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton to sell 100% of its silver production from Mineral Park over the life of the mine for an upfront payment of $42.0 million (the “Deposit”). Upon delivery of the silver, Silver Wheaton also pays the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unearned amount of the deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the total ounces of silver delivered to Silver Wheaton times the lower of $3.90 per ounce (“fixed price”) or the market price. In addition, for ounces of silver delivered when the market price exceeds the fixed price, the Company will receive a credit to its deposit liability for those ounces delivered times the difference of market price less the fixed price. If at the end of the initial 40–year term of the Arrangement, the deposit has not been reduced to nil, the Company will refund the outstanding portion of the deposit to Silver Wheaton. As at September 30, 2012, the refundable portion of the Deposit was $2.7 million (December 31, 2011 - $14.0 million). During the nine months ended September 30, 2012, the Company delivered or accrued 392,287 ounces (nine months ended September 30, 2011 – 396,455 ounces) of silver to Silver Wheaton. See Subsequent Events – Other Lending Amendments on page 26 for letter of intent to amend silver purchase agreement.

Capital Management

There has been no significant change in the Company’s objectives, policies, and processes for managing its capital, including items the Company regards as capital, during the nine months ended September 30, 2012. At September 30, 2012, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis. Planned development and exploration of its mineral properties and other expansionary plans will likely be financed as the Company’s activities have been financed historically, through the sale and issuance of shares and other securities by way of private placements or through commercial financing arrangements. At September 30, 2012, the Company is subject to externally imposed capital requirements under its Credit Facilities, Project Financing and certain Equipment Loans.  See Subsequent Events on page 26 for amendments related to the Company’s capital management program.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, Equipment Loans, PCF, Credit Facilities, and derivatives (including share purchase warrants).

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short-term nature and high liquidity of these instruments.

Fair value of environmental and land reclamation bonds approximates their carrying value, based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value, based on current market prices and interest rates, respectively, adjusted for the Company’s credit risk.

The fair value for the Credit Facility, Project Financing, the PCF and Equipment Loans, and approximates book value using current rates of interest. The fair value of the Credit Facility, Project Financing, and the PCF as at September 30, 2012 was approximately $89.3 million, $16.5 million, and $25.3 million, respectively (December 31, 2011 was $107.4 million, $18.6 million and $24.3 million, respectively).

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level	Techniques
1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2012 and December 31, 2011, the fair value hierarchy of financial instruments measured at fair value is as follows:

	September 30, 2012		December 31, 2011
Financial Instruments (in millions)	Level 1	Level 2	Level 1	Level 2
Assets
Land reclamation bond	$–	$1.3	$–	$1.3
Environmental bond	–	2.2	–	2.2
Asset total	–	3.5	–	3.5

Liabilities
Derivative instruments	–	53.6	–	40.0
Share purchase warrants	0.1	4.3	0.6	10.3
Liabilities total	$0.1	$57.9	$0.6	$50.4

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves. The fair value of share purchase warrants is based on external information obtained from the trading activity of these instruments on the open market.

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

OUTSTANDING SHARE DATA

As of September 30, 2012, there were 259,055,229 issued common shares, 8,464,407 exercisable stock options, and 17,011,805 shares purchase warrants outstanding. As of November 13, 2012, there were 314,830,229 issued common shares outstanding.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

The Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.
Included in accounts payable as at September 30, 2012 was nil (December 31, 2011 - $2.6 million) due to a former director and officer in connection with his retirement and resignation from the Company.

b.	Legal fees - the Company paid or accrued nil (September 30, 2011 – $0.1 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships. All of the Company’s entities have US dollars as the functional currency.

SUBSEQUENT EVENTS

On October 23, 2012, the Company and the lenders for the MPI Credit Facility amended and restructured the Credit Facility and, in conjunction with the restructuring, the Company issued an Offering, to a syndicate of underwriters, of 55,775,000 (including a 15% over-allotment option) common shares of Mercator at a price of $0.52 per common share for gross proceeds of approximately CDN$29.0 million.

Amended Credit Facility

Highlights of the amendment include:

●	Principal payment holiday for two quarters until June 30, 2013;

●	Consolidation of the existing loans into a single $91.7 million term loan;

●	Extending the scheduled payments for one year until March 31, 2017 and restructuring the amortization schedule so repayments are weighted to the second half of the loan life;

●	No incremental copper or molybdenum hedging required;

●
Until the date that MPI has repaid $30.0 million of prepayments by way of either the cash sweep or voluntary prepayments, (i) an increase in the cash sweep from 25% to 50%; and (ii) a parent guarantee for all obligations of MPI to the lenders subject to certain carve-outs for any indebtedness, liens, asset disposals as they relate to El Pilar and/or the PCF;

●	Establishment of: (i) a debt service reserve account with a minimum cash balance equal to the next six months debt service; and (ii) a $3.0 million maintenance reserve account.

●	A condition precedent to closing required the Company to raise not less than $20.0 million to be used to reduce MPI’s working capital deficit.

The commitment to restructure the Credit Facility follows an updated review by the lenders' independent engineers, SRK Consulting (US) Inc.

Private Placement Financing

The Offering was conducted through a syndicate of underwriters who were issued on a bought deal basis a private placement of 55,775,000 (includes 15% over-allotment option) common shares at a price of $0.52 per share for gross proceeds of approximately CDN$29.0 million, or CDN$27.2 million net of costs.

The Company plans to use the net proceeds of the Offering to reduce MPI's working capital deficit and for general corporate purposes.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Other Arrangements

To further address the Company’s working capital position and create enhanced financial flexibility, the Company announced on September 28, 2012 it has entered an indicative term sheet with RMB Resources Inc. (“RMB”) to arrange up to $30.0 million in a corporate facility to repay the Company’s CDN$25.0 million PCF which is due January 2013. On October 22, 2012, Mercator further announced a non-binding letter of intent with Silver Wheaton, to amend the silver purchase agreement. Closing of these arrangements are subject to receipt of necessary approvals and execution and delivery of definitive binding documentation and certain security arrangements with each of RMB and Silver Wheaton, and are expected to be complete before year-end 2012.

Updated El Pilar Feasibility Study Technical Report

On October 19, 2012, the Company filed on SEDAR an updated El Pilar National Instrument 43-101 (“NI 43-101”) compliant Feasibility Study Technical Report (“2012 Study”). The 2012 Study is an update to the Feasibility Study completed November 2011, which further enhances the potential development of a robust, large-scale, low-cost copper mine at El Pilar. The highlights of the 2012 Study, which is based on an average life-of-mine copper price of $2.82 per pound include:

●	Net present value (“NPV”), after tax, discounted at 8% is $416.0 million;
●	Internal rate of return (“IRR”), after tax, is 36.6%;
●	Payback period, after tax, is 1.8 years;
●	Life-of-mine average annual production is 79.3 million pounds, with the first five years averaging 85.4 million pounds per year;
●	Average life-of-mine total cash costs of $1.34 per pound, with the first five years averaging $1.22 per pound;
●	Mine life of 13 years;
●	Total copper production of 998.3 million pounds of copper cathode.

Court Decision on Exploraciones Parcel 38 and 39

The Agrarian Court rendered its decision on the Parcel 38 and 39 litigation between the Ejido and the Company’s subsidiary Exploraciones, notifying Exploraciones thru their legal counsel late in the evening on November 13, 2012 of the decision, which decision the Company, Exploraciones and their legal counsel have not had the opportunity to fully review and evaluate. In the decision, the Court found that the original purchase and sale date occurred in October 2007 when Exploraciones paid to the Ejido the purchase price of $2.0 million pesos.  The Court determined that at that time, the subject property was still common use land owned by the Ejido, and as such any sale to a third party was not permitted by applicable Mexican law.  The effect of this decision by the Agrarian Court is to render the purchase and sale null and void, and renders all successive transactions, including the March 2011 formalization and registration of the title to the properties to Exploraciones under Mexican law, also null and void.

The Company and Exploraciones disagree with this ruling and will challenge this decision through an Amparo to a higher federal court, within the applicable timeline.  Exploraciones will vigorously defend its rights under the purchase and sale agreement.  The outcome of these matters is indeterminable. Any settlement resulting from resolution of these matters will be reported in the period of settlement.

ALTERNATIVE PERFORMANCE MEASURES

This MD&A includes alternative performance measures that are furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures may not be comparable to similar data presented by other mining companies and the measures do not have any standardized meaning under IFRS. These performance measures should not be considered in isolation as a substitute for measures of

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

performance included in the Company’s consolidated financial statements and the related notes for the period ended September 30, 2012 and September 30, 2011.

The following table below provides a reconciliation of these alternative performance measures to the most directly comparable IFRS measure.

Adjusted Net Income

The Company defines Adjusted Net Income as net income before unrealized gain/loss on derivative instruments, unrealized gain/loss on share purchase warrants, stock based compensation, future income taxes, and one-time executive severance. We present Adjusted Net Income because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present Adjusted Net Income (sometimes under another name) when reporting their results.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2012	2011	2012	2011
Net income (loss)	$(15.1)	$106.8	$(13.5)	$124.6
Add/Subtract:
Unrealized loss (gain) on derivative instruments	14.5	(89.5)	13.6	(90.2)
Unrealized loss (gain) on share purchase warrants	0.5	(20.3)	(6.5)	(34.6)
Future income tax benefit	(4.2)	–	(1.7)	–
Stock based compensation expense	0.6	1.2	2.4	4.2
Executive severance	–	2.6	–	2.6
Adjusted net income (loss)	$(3.7)	$0.8	$(5.7)	$6.6

Adjusted Net Income per Share
The adjusted net income per share measure is determined from net income for the period as shown on the statement of comprehensive income while adding back unrealized gain/loss on derivative instruments and unrealized gain/loss on share purchase warrants, both as shown on the statement of comprehensive income, divided by the basic weighted average number of shares outstanding for the period.

Cash Cost per Pound

The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a co-product production basis. Site cash costs including site administration cost and silver revenue as a credit are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally.

Price per Pound

Average realized copper price per pound is calculated using the copper revenue realized in the period divided by the copper pounds sold during the period. Average realized molybdenum price per pound is calculated using the molybdenum revenue realized in the period divided by the molybdenum pounds sold during the period. The average COMEX copper price per pound is calculated using the average of the closing daily COMEX copper price for the period. The average molybdenum spot price per pound is calculated using the average closing daily molybdenum spot price for the period.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Refer to the Company’s December 31, 2011 audited financial statements (note 3) for the Company’s significant accounting policies and estimates.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2011. In response to internal control material weakness identified at December 31, 2011, the Company implemented additional controls as described below during the three months ended September 30, 2012. Based on the evaluation at December 31, 2011, and the additional controls, management, the CEO and the CFO have concluded that the design and operation of the disclosure controls and procedures were effective as of September 30, 2012.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for the design and effectiveness of internal control over financial reporting (ICFR) as defined by National Instrument 52-109. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company’s financial statements.

The Company uses the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Framework) to design ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance.

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of internal control over financial reporting as at December 31, 2011. Based on this assessment, management, the CEO and the CFO concluded that the Company‘s ICFR were not effective due to the material weaknesses noted below.

Ineffective controls at the entity level - The Company determined that two deficiencies existed within the entity-level controls related to the control environment, risk assessment, and monitoring function, resulting in a material weakness in each of these respective components. The deficiency in each of these individual COSO components

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

represented a separate material weakness. The Company‘s management determined that the weaknesses were primarily attributable to a lack of an effective budgeting process and a company-wide code of conduct.

In 2011, there were several new additions to the board of directors and management. Subsequent to the new additions joining the Company, the board of directors and management have been working together to address deficiencies and formalize processes to enhance overall corporate governance. The Company has already implemented a budgeting process for 2012 and management presented a budget to the board of directors for approval. The Company is in the process of enhancing its corporate governance policies and the board of directors will revise or implement, and approve new corporate governance charters or policies (as applicable) addressing the governance and nominating committee, and code of business conduct and ethics which are being adopted going forward.

Ineffective controls to ensure the appropriate review and monitoring of its compliance with certain of its debt covenants – The Company determined that it did not have effective controls over the monitoring of compliance with debt covenants which resulted in the existence of covenant violations and the reclassification of long-term debt as a current liability at December 31, 2011 (although amendments were subsequently obtained – see “Credit Facilities” above).

During the nine months ended September 30, 2012, the Company initiated processes to ensure all debt transactions are reviewed and accounted for correctly. This included a comprehensive checklist to assess and document compliance with all debt covenants.

Management believes that the remediation plans effectively remediated these material weaknesses, subject to testing in fiscal 2012 as part of the Company's annual assessment of the effectiveness of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than changes related to remediation plan activities, there has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

Limitation of Controls and Procedures

Any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2013

Consolidation Accounting

On May 12, 2011 the International Accounting Standards Board (IASB) issued IFRS 10 Consolidated Financial Statements, which replaces IAS 27 - Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB revisited the definition of "control”, which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting does not result in any change to net earnings or shareholders' equity, but would result in a significant presentation impact. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

Joint ventures

On May 12, 2011 the IASB issued IFRS 11 – Joint Arrangements. This standard establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. It also eliminates the option to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13 – Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Financial instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial instruments and on hedge accounting continues to apply. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015.

RISK FACTORS

The Company’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this MD&A, including all documents incorporated by reference, and the risks described below, before making an investment in the Company’s securities. The Company’s securities are subject to, among others, the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment in the Company’s securities may be lost. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially, and adversely affect the Company’s business operations.

For a comprehensive list of the Company’s risk factors, please refer to the Company’s December 31, 2011 MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements", are not historical facts, and indicate our expectations and are made as of the date of this MD&A and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, mine development, mine operations, mine and power costs, estimating grade levels, future recovery levels, future production levels, capital costs, costs savings, cash and total costs of production, projected mine life, completion dates for the development of the Company’s project, future copper and molybdenum prices (including the long-term estimated prices used in calculating the Company’s mineral reserves), end-use demand for copper and molybdenum, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and will proceed as expected; (4) the construction and operation of the El Pilar Project will continue to be viable operationally and economically and will proceed as expected; (5) any additional financing needed will be available on reasonable terms. (6) ability to manage Credit Facilities and vendor payables; (7) ability to achieve future waivers, if required; and (8) ability to raise funding to meet future capital needs. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations. Additional factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other factors: (1) weak commodity prices and general metal price volatility; (2) the state

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

of the global economy and economic and political events, including the deterioration of the global capital markets, affecting metal supply and demand and economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals and the costs of complying with environmental, health and safety laws and regulations; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; (7) fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar and Mexican Peso/US dollar exchange rates (8) the Company’s dependence on third parties for smelting and refining its metals; (9) the advice the Company has received from its consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral resources and mineral reserves are appropriate and accurate; (10) risks involved in current or future litigation or regulatory proceedings and (11) future changes that may occur in the life-of-mine plan and/or the ultimate pit design.  The Company cannot assure you that any of these assumptions will prove to be correct.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present during operations or if and when an undeveloped project is actually developed.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this MD&A and the documents incorporated by reference are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying our reasonable belief of the direction of the Company and may not be appropriate for other purposes.

The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. Other risks and assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks Factors” sections. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss, and dilution. The mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources would be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” or “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and Nine Months Ended September 30, 2012

feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Accordingly, information contained in this press release contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.